SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	AGM Resolutions.

99.2	Appointment of joint company secretary.

99.3	List of Directors and their Role and Function.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 18, 2020	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions Passed at the 2019 Annual General Meeting

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all its directors guarantee that this announcement does not contain any false information, misleading statement or material omission, and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the contents of this announcement.

Important Message:

•	Objection made to the resolutions proposed at the 2019 annual general meeting (the “AGM”): Nil

I.	The convening and attendance of the AGM

(1)	Date and time of the AGM: 18 June 2020 (Thursday) at 2:00 p.m.

(2)	Venue of the AGM: North Building, Jinshan Hotel, No.1, Jinyi East Road, Jinshan District, Shanghai, China

(3)	Information of ordinary shareholders who attended the AGM and their shareholdings:

Shareholders of the Company who were entitled to attend the AGM held an aggregate of 10,823,813,500 shares with voting rights (consisting of 7,328,813,500 A shares and 3,495,000,000 H shares). No shareholder of the Company who was entitled to attend the AGM was required to abstain from voting in favor of any of the resolutions at the AGM as set out in Rule 13.40 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) nor was required to abstain from voting on any of the resolutions at the AGM under the Hong Kong Listing Rules.

1. Total number of shareholders and proxies attending the AGM	69
including: A shares shareholders	67
H shares shareholders	2
2. Total number of shares with voting rights held by the attending shareholders (shares)	9,016,853,864
including: Total number of shares held by A shares shareholders (shares)	5,563,014,040
Total number of shares held by H shares shareholders (shares)	3,453,839,824
3. Percentage of shares held by such attending shareholders in the total number of shares entitling the holders to attend and vote at the AGM (%)	83.3057
including: Percentage of shares held by A shares shareholders to the total number of shares (%)	51.3961
Percentage of shares held by H shares shareholders to the total number of shares (%)	31.9096

(4)

The AGM was convened by the Board of the Company, and Mr. Wu Haijun, Chairman of the Company, presided over the AGM. The convening and holding of and voting at the AGM complied with the relevant regulations of the Company Law of the People’s Republic of China and the articles of association of the Company.

(5)	Attendance of the directors, supervisors and other senior management of the Company

1.

The Company has 10 directors, 8 of whom attended the AGM. Mr. Wu Haijun, Chairman, and Mr. Jin Qiang, Mr. Jin Wenmin, and Mr. Zhou Meiyun, executive directors, and Mr. Zhang Yimin, Mr. Liu Yunhong, Mr. Du Weifeng and Ms. Li Yuanqin, independent non-executive directors, attended the AGM. Mr. Lei Dianwu and Mr. Mo Zhenglin, non-executive directors, were absent from the AGM due to business engagements.

2.

The Company has 6 supervisors, 4 of whom attended the AGM. Mr. Zhang Feng and Mr. Chen Hongjun, supervisors, and Mr. Zheng Yunrui and Mr. Choi Ting Ki, independent supervisors, attended the AGM. Mr. Ma Yanhui, Chairman of the Supervisory Committee of the Company, and Mr. Zhai Yalin, supervisor, were absent from the AGM due to business engagements.

3.

Mr. Guan Zemin, Mr. Huang Xiangyu, Mr. Huang Fei and Mr. Peng Kun, proposed non-independent directors, Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun and Mr. Gao Song, proposed independent directors, attended the AGM.

II. Voting results of resolutions

Ordinary resolutions no. 1 to 7, 9 to 11, and special resolution no. 8 were considered and voted at the AGM through a combination of on-site open ballot and on-line voting. The poll results of each of the resolutions are as follows:

(1)	Resolutions by way of non-cumulative voting

1.	Resolution: 2019 Work Report of the Board of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,562,970,045	99.9995	30,000	0.0005
H shares	1,350,071,620	99.8998	1,354,000	0.1002

Total number of ordinary shares:	6,913,041,665	99.9800	1,384,000	0.0200

Notes:

Pursuant to Article 91 of the articles of association of the Company, abstentions or failures to cast vote were not treated as shares with voting rights when the Company calculated the results of voting. (same below)

Percentage of shares voted in favor refers to the proportion of shares voted in favor by the type of shareholders to the total number of shares with valid voting rights (i.e. shares voted in favor + shares voted against) held by the type of shareholders (or their proxies) attending the AGM. (same below)

Percentage of shares voted against refers to the proportion of shares voted against by the type of shareholders to the total number of shares with valid voting rights (i.e. shares voted in favor + shares voted against) held by the type of shareholders (or their proxies) attending the AGM. (same below)

2.	Resolution: 2019 Work Report of the Supervisory Committee of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,562,840,145	99.9995	30,000	0.0005
H shares	1,350,273,820	99.9148	1,151,800	0.0852

Total number of ordinary shares:	6,913,113,965	99.9829	1,181,800	0.0171

3.	Resolution: 2019 Audited Financial Statements of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,562,840,045	99.9995	30,000	0.0005
H shares	1,350,192,220	99.9087	1,233,400	0.0913

Total number of ordinary shares:	6,913,032,265	99.9817	1,263,400	0.0183

4.	Resolution: 2019 Profit Distribution Plan of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,562,806,045	99.9965	194,000	0.0035
H shares	1,348,972,520	99.5226	6,471,100	0.4774

Total number of ordinary shares:	6,911,778,565	99.9037	6,665,100	0.0963

5.	Resolution: 2020 Financial Budget Report of the Company

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,540,060,637	99.5900	22,809,408	0.4100
H shares	708,133,944	52.2437	647,309,676	47.7563

Total number of ordinary shares:	6,248,194,581	90.3138	670,119,084	9.6862

6.

Resolution: The re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2020 and authorization of the Board to fix their remuneration

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,562,870,045	100.0000	100	0.0000
H shares	1,352,207,920	99.7613	3,235,700	0.2387

Total number of ordinary shares:	6,915,077,965	99.9532	3,235,800	0.0468

7.	Resolution: The investment and construction project with annual production of 24,000 tons of precursor and 12,000 tons of 48K large tow carbon fiber

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,562,806,045	99.9965	194,000	0.0035
H shares	1,348,933,620	99.5197	6,510,000	0.4803

Total number of ordinary shares:	6,911,739,665	99.9031	6,704,000	0.0969

8.	Resolution: The authorisation of the Board of the Company to determine the proposed plan for issuance of debt financing instrument(s)

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,542,644,237	99.6341	20,355,908	0.3659
H shares	734,916,410	54.2196	620,527,210	45.7804

Total number of ordinary shares:	6,277,560,647	90.7366	640,883,118	9.2634

9.	Resolution: The election of non-employee representative supervisors of the Tenth Session of the Supervisory Committee of the Company

9.01 Zhang Xiaofeng

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,562,840,045	99.9971	160,000	0.0029
H shares	1,353,828,620	99.8809	1,615,000	0.1191

Total number of ordinary shares:	6,916,668,665	99.9743	1,775,000	0.0257

9.02 Zheng Yunrui

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,562,840,045	99.9971	160,000	0.0029
H shares	1,353,609,620	99.8647	1,834,000	0.1353

Total number of ordinary shares:	6,916,449,665	99.9712	1,994,000	0.0288

9.03 Choi Ting Ki

Result of consideration: passed

Voting result:

Type of shareholders	For		Against
	Number of votes	Percentage (%)	Number of votes	Percentage (%)
A shares	5,562,970,045	99.9995	30,000	0.0005
H shares	1,354,022,020	99.8951	1,421,600	0.1049

Total number of ordinary shares:	6,916,992,065	99.9790	1,451,600	0.0210

(2)	Resolutions by way of cumulative voting

10.	Resolution: The election of non-independent directors of the Tenth Session of the Board

Resolution no.	Name of proposed director	Number of votes for	Percentage of number of votes for against the total number of votes with valid voting rights at the AGM (%)	Elected or not
10.01	Wu Haijun	6,834,942,765	98.7931	Elected
10.02	Guan Zemin	6,872,448,927	99.3352	Elected
10.03	Jin Qiang	6,869,228,828	99.2886	Elected
10.04	Jin Wenmin	6,869,125,229	99.2871	Elected
10.05	Zhou Meiyun	6,597,161,002	95.3561	Elected
10.06	Huang Xiangyu	6,869,511,531	99.2927	Elected
10.07	Huang Fei	6,869,522,732	99.2929	Elected
10.08	Xie Zhenglin	6,848,405,757	98.9877	Elected
10.09	Peng Kun	6,869,585,434	99.2938	Elected

Supplementary information:

The number of votes (against): 82,226,417 votes against Mr. Wu Haijun; 45,307,859 votes against Mr. Guan Zemin; 48,527,959 votes against Mr. Jin Qiang; 48,631,559 votes against Mr. Jin Wenmin; 305,257,646 votes against Mr. Zhou Meiyun; 48,245,259 votes against Mr. Huang Xiangyu; 48,234,059 votes against Mr. Huang Fei; 68,501,758 votes against Mr. Xie Zhenglin; 48,171,359 votes against Mr. Peng Kun.

11.	Resolution: The election of independent directors of the Tenth Session of the Board

Resolution no.	Name of proposed director	Number of votes for	Percentage of number of votes for against the total number of votes with valid voting rights at the AGM (%)	Elected or not
11.01	Li Yuanqin	6,736,960,633	97.3768	Elected
11.02	Tang Song	6,912,713,901	99.9172	Elected
11.03	Chen Haifeng	6,912,565,602	99.9150	Elected
11.04	Yang Jun	6,912,601,303	99.9156	Elected
11.05	Gao Song	6,912,342,604	99.9118	Elected

Supplementary information:

The number of votes (against): 172,667,257 votes against Ms. Li Yuanqin; 5,305,254 votes against Mr. Tang Song; 5,453,554 votes against Mr. Chen Haifeng; 5,417,854 votes against Mr. Yang Jun; 5,676,554 votes against Mr. Gao Song.

(3)	Voting on material issues by A shares shareholders holding individually or jointly less than 5% of the Company’s total number of issued shares

1.	Resolutions by way of non-cumulative voting

Resolution no.	Resolution	For		Against
		Number of votes	Percentage (%)	Number of votes	Percentage (%)
4	2019 Profit Distribution Plan of the Company	102,806,045	99.8117	194,000	0.1883
6	The re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2020 and authorization of the Board to fix their remuneration	102,870,045	99.9999	100	0.0001

2.	Resolutions by way of cumulative voting

Resolution: The election of non-independent directors of the Tenth Session of the Board

Resolution no.	Name of proposed director	For		Against
		Number of votes	Percentage (%)	Number of votes	Percentage (%)
10.01	Wu Haijun	102,953,562	99.9549	0	0.0000
10.02	Guan Zemin	102,313,166	99.3331	0	0.0000
10.03	Jin Qiang	102,313,167	99.3331	0	0.0000
10.04	Jin Wenmin	102,313,168	99.3331	0	0.0000
10.05	Zhou Meiyun	93,787,028	91.0553	0	0.0000
10.06	Huang Xiangyu	102,313,170	99.3331	0	0.0000
10.07	Huang Fei	102,313,171	99.3331	0	0.0000
10.08	Xie Zhenglin	101,463,895	98.5086	0	0.0000
10.09	Peng Kun	102,313,173	99.3331	0	0.0000

Resolution: The election of independent directors of the Tenth Session of the Board

Resolution no.	Name of proposed director	For		Against
		Number of votes	Percentage (%)	Number of votes	Percentage (%)
11.01	Li Yuanqin	100,996,270	98.0546	0	0.0000
11.02	Tang Song	102,575,535	99.5879	0	0.0000
11.03	Chen Haifeng	102,575,536	99.5879	0	0.0000
11.04	Yang Jun	102,575,537	99.5879	0	0.0000
11.05	Gao Song	102,575,538	99.5879	0	0.0000

(4)	Explanation in relation to the poll results of the resolutions

Resolutions no.1 to no. 7 and no. 9 to no. 11 are ordinary resolutions and were passed by votes representing more than half of the total number of votes held by the attending shareholders and proxies having valid voting rights.

Resolution no. 8 is a special resolution and was passed by votes representing more than two-third of the total number of votes held by the attending shareholders and proxies having valid voting rights.

The Company had appointed its international auditor for the year 2019, PricewaterhouseCoopers, as the scrutineer of the AGM to monitor the vote-taking procedures. The chairman of the AGM has complied with the voting instructions stipulated by HKSCC Nominees Limited.

III.	Explanation in relation to the payment of final dividend for the year ended 31 December 2019 in respect of the Company’s H shares

(1)

Pursuant to the articles of association of the Company, the Company declares dividend to its shareholders in Renminbi. Dividend payable to the holders of A shares shall be paid in Renminbi whilst those payable to the holders of H shares shall be paid in Hong Kong dollars.

For the purpose of payment of dividend to the holders of the Company’s H shares for the year ended 31 December 2019 (the “Final Dividend”), the average of the median exchange rates of Hong Kong dollars to Renminbi as announced by the Foreign Exchange Trading Centre of the PRC for the calendar week preceding Thursday, 18 June 2020, the date on which the resolution of payment of the Final Dividend was declared and passed, was HK$100 to RMB91.29. Accordingly, the Company will distribute the Final Dividend of HK$0.131 per share (tax inclusive) to the holders of the Company’s H shares.

The Company will distribute the Final Dividend to holders of its H shares whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 29 June 2020. The Company will close the register of the members of the Company’s H shares from Wednesday, 24 June 2020 to Monday, 29 June 2020 (both days inclusive) in order to confirm the shareholders’ entitlement to receive the Final Dividend. Unregistered holders of the Company’s H shares who wish to receive the Final Dividend should lodge all H shares share transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Tuesday, 23 June 2020. For details of the withholding of both corporate and individual income tax on the Final Dividend, please refer to the Notice of 2019 Annual General Meeting published on the websites of Hong Kong Exchanges and Clearing Limited (the “Hong Kong Stock Exchange”) and the Company on 29 April 2020 or the circular to the Company’s H shares shareholders dated 7 May 2020.

(2)

The Company will appoint Bank of China (Hong Kong) Trustees Limited as its paying agent in Hong Kong (the “Paying Agent”) and will pay the Final Dividend payable to the holders of the Company’s H shares to the Paying Agent to be held, pending payment, in trust for such holders. The Final Dividend payable to the holders of the Company’s H shares whose names appear on the register of members of the Company’s H shares at the close of business on Monday, 29 June 2020 will be paid by the Paying Agent around Tuesday, 21 July 2020 and will be dispatched by Hong Kong Registrars Limited on the same day.

For domestic individual and corporate investors who invested in H shares of the Company via Southbound Trading, the Company has entered into “The Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (the “CSDC Shanghai Branch”), pursuant to which, the CSDC Shanghai Branch, as the nominee holder of H shares of the Company for the investors of Southbound Trading, will receive cash dividend distributed by the Company and distribute the cash dividend to the relevant H shares investors of Southbound Trading through its depository and clearing system. The arrangement of the record date of the investors of Southbound Trading is consistent with that of the Company’s H shares shareholders. The Final Dividend is expected to be paid within three business days of Southbound Trading from Tuesday, 21 July 2020. The Final Dividend payable to the investors of Southbound Trading who invested in H shares of the Company will be paid in Renminbi.

Distribution of the 2019 dividend to the holders of the Company’s A shares will be announced separately.

IV.	Appointment of Directors and Supervisors

At the AGM, Mr. Wu Haijun, Mr. Guan Zemin, Mr. Jin Qiang, Mr. Jin Wenmin, Mr. Zhou Meiyun, Mr. Huang Xiangyu, Mr. Huang Fei, Mr. Xie Zhenglin and Mr. Peng Kun were elected as non-independent directors of the Tenth Session of the Board. Ms. Li Yuanqin, Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun and Mr. Gao Song were elected as independent non-executive directors of the Tenth Session of the Board. Mr. Zhang Xiaofeng was elected as non-employee representative supervisor of the Tenth Session of the Supervisory Committee of the Company. Mr. Zheng Yunrui and Mr. Choi Ting Ki were elected as independent supervisors of the Tenth Session of the Supervisory Committee of the Company.

Through the democratic election by the Company’s employee representatives, Mr. Ma Yanhui, Mr. Zhang Feng and Mr. Chen Hongjun have been elected as employee representative supervisors of the Tenth Session of the Supervisory Committee of the Company.

For the biographical details of the newly appointed directors, please refer to the announcement “Resolutions of the 22nd meeting of the Ninth Session of the Board of Directors” published in China Securities Daily, Shanghai Securities Journal, Securities Times as well as on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 April 2020, or the circular to the holders of the Company’s H shares dated 7 May 2020.

For the biographical details of the new non-employee representative supervisors, please refer to the announcement “Resolutions of the 15th of the Ninth Session of the Supervisory Committee” published in China Securities Daily, Shanghai Securities Journal, Securities Times as well as on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 28 April 2020, or the circular to the holders of the Company’s H shares dated 7 May 2020.

The appointment of the directors of the Tenth Session of the Board and the supervisors of the Tenth Session of the Supervisory Committee of the Company is effective from the date of the AGM.

V.	Lawyer’s certification

(1)	Legal advisor: Beijing Haiwen & Partners Shanghai Branch

Lawyers: Ms. Mou Jian and Ms. Li Xiaolin

(2)	Lawyer’s certification:

As attested by and stated in the legal opinion (the “Legal Opinion”) issued by Ms. Mou Jian and Ms. Li Xiaolin of Beijing Haiwen & Partners Shanghai Branch, the Company’s legal advisor as to the PRC laws, “the procedures for the convening and holding of the AGM, the qualification of the convener, the qualifications of shareholders or proxies who attended the AGM and the voting procedures at the AGM were in compliance with the provisions of the relevant laws and the articles of association of the Company. As a result, the voting results of the AGM are valid”.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Wu Haijun Chairman

Shanghai, the PRC, 18 June 2020

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Appointment of Joint Company Secretary and

Secretary to the Board of Directors

Reference is made to the announcement of Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 19 December 2019 in respect of the resignation of Mr. Guo Xiaojun as the Secretary to the board of directors (the “Board”) and joint company secretary of the Company. The Board is pleased to announce the appointment of Mr. Huang Fei (“Mr. Huang”) as the Secretary to the Board and joint company secretary of the Company with effect from 18 June 2020.

The biography of Mr. Huang is set out below:

Huang Fei, aged 43, is currently serving as the Deputy President of the Company and has been elected as a non-independent director of the tenth session of the Board at the annual general meeting of the Company on 18 June 2020. Mr. Huang joined the Company in 2000, and he has successively served as polyolefin plant deputy director of Plastic Business Unit and manager assistant and polypropylene plant director of Plastic Department. From August 2012 to June 2014, he served as deputy manager of the Plastic Department. From June 2014 to February 2017, he served as director of Statistical Center and vice party secretary of the Company. From February 2017 to December 2018, he served as manager of Olefin Department and Deputy Party Secretary. From December 2018 to January 2019, he served as president assistant and the director of Production Department. From January 2019 to December 2019, Mr. Huang served as president assistant and manager of Production Department of Shanghai SECCO Petrochemical Company Limited. Mr. Huang graduated from East China University of Science and Technology with a bachelor’s degree in Polymer Materials and Engineering in July 2000. Mr. Huang graduated from East China University of Science and Technology with a bachelor’s degree in Polymer Materials and Engineering in July 2000. He graduated from Chemical Engineering Major of East China University of Science and Technology with a master’s degree in April 2008. He is a senior engineer by professional title.

WAIVER FROM STRICT COMPLIANCE WITH RULE 3.28 AND 8.17 OF THE LISTING RULES

Pursuant to Rule 8.17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”), a listed issuer must appoint a company secretary who meets the requirements under Rule 3.28 of the Listing Rules. Rule 3.28 of the Listing Rules provides that a listed issuer must appoint as its company secretary an individual who, in the opinion of the Stock Exchange, is capable of discharging the functions of company secretary of the listed issuer by virtue of his/her academic or professional qualifications or relevant experience.

1

Mr. Huang currently does not possess the qualifications of a company secretary as required under Rule 3.28 and 8.17 of the Listing Rules. However, the Board considers that Mr. Huang is familiar with the Company’s operations and business as well as the applicable laws, and is capable of discharging the functions of a joint company secretary. The Company has therefore applied to the Stock Exchange for, and the Stock Exchange has granted the Company, a waiver from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules for a period of three years from the date of Mr. Huang’s appointment as a joint company secretary (the “Waiver Period”). The waiver is granted on the conditions that (i) Mr. Huang will be assisted by Ms. Chan Sze Ting (“Ms. Chan”), the other joint company secretary, during the Waiver Period and the waiver will be revoked immediately if and when Ms. Chan ceases to provide assistance to Mr. Huang; (ii) the Company must notify the Stock Exchange at the end of the Waiver Period for the Stock Exchange to re-visit the situation. The Stock Exchange expects that, after the end of the Waiver Period, the Company will be able to demonstrate that Mr. Huang can satisfy the requirements under Rules 3.28 and 8.17 of the Listing Rules after having the benefit of Ms. Chan’s assistance such that a further waiver will not be necessary; and (iii) the Company discloses the details of the waiver, including its reasons and conditions.

The Board would like to welcome Mr. Huang on his new appointment.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Wu Haijun Chairman

Shanghai, the PRC, 18 June 2020

2

Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited are set out below:

Executive Director, Chairman	Non-executive Directors

Wu Haijun	Xie Zhenglin

Executive Director, Vice Chairman, President	Peng Kun

Guan Zemin	Independent Non-executive Directors

Executive Directors, Vice Presidents	Li Yuanqin

Jin Qiang	Tang Song

Jin Wenmin	Chen Haifeng

Huang Xiangyu	Yang Jun

Huang Fei	Gao Song

Executive Director, Vice President, Chief Financial Officer

Zhou Meiyun

There are 4 Board committees. The table below sets out the Board committees on which each Board member serves.

Director Board Committee	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee	Strategy Committee
Wu Haijun			M	C
Guan Zemin				VC
Jin Qiang
Jin Wenmin
Zhou Meiyun				M
Huang Xiangyu
Huang Fei				M
Xie Zhenglin				M
Peng Kun
Li Yuanqin	C
Tang Song	M	M
Chen Haifeng	M		M
Yang Jun		C	C
Gao Song		M		M

Notes:

C   Chairman of the relevant Board committee

VC   Vice Chairman of the relevant Board committee

M   Member of the relevant Board committee

Shanghai, the PRC, 18 June 2020